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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                Commission File Number 000-19480

         (Check one)

         / / Form 10-K and Form 10-KSB            / / Form 11-K

         / / Form 20-F  /X/ Form 10-Q and Form 10-QSB   / / Form N-SAR

         For period ended September 30, 1997

         / / Transition Report on Form 10-K and Form 10-KSB

         / / Transition Report on Form 20-F

         / / Transition Report on Form 11-K

         / / Transition Report on Form 10-Q and Form 10-QSB

         / / Transition Report on Form N-SAR

         For the transition period ended ___________________________________

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

         Full name of registrant: MEDAPHIS CORPORATION

         Former name if applicable
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         Address of principal executive office (Street and number):  2700
         CUMBERLAND PARKWAY, SUITE 300

         City, state and zip code: ATLANTA, GEORGIA 30339





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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar
/X/ day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

                                    PART III
                                    NARRATIVE

         The Company and its current and former independent accountants are evaluating certain accounting matters, including revenue recognition at the Company's Health Data Sciences Corporation subsidiary, relating primarily to fiscal years 1994, 1995 and 1996. The Company and its current and its former independent accountants have not reached a consensus as to the appropriate accounting treatment to be afforded to these matters, which may be material to the results of operations for the periods in question and for the periods covered by the Form 10-Q for the Quarterly Period ended September 30, 1997.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

Randolph L.M. Hutto                                       (770) 444-5355
      (Name)                                      (Area Code)(Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 /X/Yes   / / No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 / /Yes   /X/ No





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         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              MEDAPHIS CORPORATION

                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Date: November 17, 1997                   By: /s/ Randolph L.M. Hutto
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                                                          Randolph L.M. Hutto




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